                                  Exhibit 23(k)
             Financial Statements - Transamerica Fund Advisors, Inc.

                                                                               .
                                                                               .
                                                                               .
                     AEGON/TRANSAMERICA FUND ADVISERS, INC.
                        STATEMENTS OF FINANCIAL CONDITION
                  (DOLLARS IN THOUSANDS EXCEPT PER SHARE DATA)

                                                                AT DECEMBER 31,
                                                               -----------------
                                                                2004      2003
                                                               -------   -------
ASSETS:
  Cash                                                         $     4   $     4
  Certificate of deposit                                           140       138
  Investment in mutual funds
    (Cost: 2004 - $8,740, 2003 - $8,454)                        10,117     9,200
  Investment advisory fees receivable                           17,590    16,734
  Intercompany receivable                                        1,144        --
  Goodwill                                                      23,086    23,086
  Prepaid expenses                                                  --       345
                                                               -------   -------
Total assets                                                   $52,081   $49,507
                                                               =======   =======

LIABILITIES AND STOCKHOLDERS' EQUITY:
Liabilities:
  Investment sub-advisory fees payable                         $ 8,523   $ 9,350
  Intercompany payable                                              --     3,510
  Deferred income tax liability                                  1,859     1,174
  Payable under tax allocation agreement                         6,806     1,792
  Accrued liabilities                                              909     1,228
                                                               -------   -------
Total liabilities                                               18,097    17,054

Stockholders' equity:
  Common stock, par value $1.00 per share -
    authorized, issued and outstanding 100,000 shares              100       100
  Accumulated other comprehensive income - net
    unrealized investment gains                                    895       485
  Additional paid-in-capital                                    27,864    27,864
  Retained earnings                                              5,125     4,004
                                                               -------   -------
Total stockholders' equity                                      33,984    32,453
                                                               -------   -------
Total liabilities and stockholders' equity                     $52,081   $49,507
                                                               =======   =======

See accompanying notes.

                     AEGON/TRANSAMERICA FUND ADVISERS, INC.
                            STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                  FOR THE YEAR ENDED DECEMBER 31,
                                                  ------------------------------
                                                    2004       2003       2002
                                                  --------   --------   --------
REVENUES:
  Investment advisory fees (net)                  $183,711   $144,694   $114,023
  Other income                                         585        356        237
                                                  --------   --------   --------
Total revenues                                     184,296    145,050    114,260
                                                  --------   --------   --------
EXPENSES:
  Investment sub-advisory fees                      91,300     72,593     59,572
  Administrative fees                                  474      2,413     15,170
  General and administrative expenses                6,206      2,854      2,463
                                                  --------   --------   --------
Total expenses                                      97,980     77,860     77,205
                                                  --------   --------   --------
Income before income tax expense                    86,316     67,190     37,055

Income tax expense:
  Current                                           34,142     21,873     13,835
  Deferred                                             464        502        482
                                                  --------   --------   --------
                                                    34,606     22,375     14,317
                                                  --------   --------   --------
Net income                                        $ 51,710   $ 44,815   $ 22,738
                                                  ========   ========   ========

See accompanying notes.

                     AEGON/TRANSAMERICA FUND ADVISERS, INC.
                  STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                           (ALL AMOUNTS IN THOUSANDS)

                                                                   ACCUMULATED
                                                                      OTHER       ADDITIONAL                 TOTAL
                                                         COMMON   COMPREHENSIVE    PAID-IN     RETAINED   STOCKHOLDERS'
                                                         STOCK    INCOME/(LOSS)    CAPITAL     EARNINGS      EQUITY
                                                         ------   -------------   ----------   --------   -------------
Balance at January 1, 2002                               $  100   $          13   $   27,864   $  9,469   $      37,446
  Comprehensive income:
    Net income                                                                                   22,738          22,738
    Change in net unrealized investment gains/(losses)                     (248)                                   (248)
                                                                                                          -------------
  Total comprehensive income                                                                                     22,490
  Dividends paid to stockholders                                                                (21,694)        (21,694)
                                                         ------   -------------   ----------   --------   -------------
Balance at December 31, 2002                                100            (235)      27,864     10,513          38,242

  Comprehensive income:
    Net income                                                                                   44,815          44,815
    Change in net unrealized investment gains/(losses)                      720                                     720
                                                                                                          -------------
  Total comprehensive income                                                                                     45,535
  Dividends paid to stockholders                                                                (51,324)        (51,324)
                                                         ------   -------------   ----------   --------   -------------
Balance at December 31, 2003                                100             485       27,864      4,004          32,453

  Comprehensive income:
    Net income                                                                                   51,710          51,710
    Change in net unrealized investment gains/(losses)                      410                                     410
                                                                                                          -------------
  Total comprehensive income                                                                                     52,120
  Dividends paid to stockholders                                                                (50,589)        (50,589)
                                                         ------   -------------   ----------   --------   -------------
Balance at December 31, 2004                             $  100   $         895   $   27,864   $  5,125   $      33,984
                                                         ======   =============   ==========   ========   =============

See accompanying notes.

                     AEGON/TRANSAMERICA FUND ADVISERS, INC.
                            STATEMENTS OF CASH FLOWS
                           (ALL AMOUNTS IN THOUSANDS)

                                                           YEAR ENDED DECEMBER 31,
                                                       --------------------------------
                                                         2004        2003        2002
                                                       --------    --------    --------
OPERATING ACTIVITIES
Net income                                             $ 51,710    $ 44,815    $ 22,738
Adjustments to reconcile net income to net
  cash provided by operating activities:
  Deferred income tax liability                             464         502         482
  Changes in other operating assets and liabilities:
    Investment advisory fees receivable                    (856)     (5,733)     (7,512)
    Intercompany receivable/payable                      (4,654)      9,359         865
    Investment sub-advisory fees payable                   (827)      4,357       1,211
    Service fees payable to related parties                  --          --        (670)
    Prepaid expenses                                        345        (345)         --
    Accrued liabilities                                    (319)       (165)      1,135
    Payable under tax allocation agreement                5,014         569       1,626
                                                       --------    --------    --------
Net cash provided by operating activities                50,877      53,359      19,875

INVESTING ACTIVITIES
  Cost of investments purchased                            (286)     (1,933)     (5,192)
  Increase in certificate of deposit                         (2)         (2)         (4)
                                                       --------    --------    --------
Net cash used in investing activities                      (288)     (1,935)     (5,196)

FINANCING ACTIVITIES
  Dividends paid to stockholders                        (50,589)    (51,324)    (21,694)
  Installment payment to former officer                      --        (100)       (100)
                                                       --------    --------    --------
Net cash used in financing activities                   (50,589)    (51,424)    (21,794)

Decrease in cash                                             --          --      (7,115)

Cash at beginning of year                                     4           4       7,119
                                                       --------    --------    --------
Cash at end of year                                    $      4    $      4    $      4
                                                       ========    ========    ========

Supplemental disclosure of cash flow information
  Cash paid during the year for income taxes           $ 29,128    $ 21,806    $ 12,209

See accompanying notes.

                     AEGON/Transamerica Fund Advisers, Inc.

                          Notes to Financial Statements
                             (Dollars in thousands)

                                December 31, 2004

1.       SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATIONS AND NATURE OF BUSINESS

AEGON/Transamerica Fund Advisers, Inc. ("ATFA", "the Company", or the "Adviser") is directly owned by Western Reserve Life Assurance Co. of Ohio (78%) ("WRL") and AUSA Holding Company (22%) ("AUSA") both of which are indirect wholly-owned subsidiaries of AEGON N. V., a holding company organized under the laws of the Netherlands. The Company is the investment advisor for the portfolios in the AEGON/Transamerica Series Fund, Inc. ("ATSF"), Transamerica IDEX Mutual Funds ("IDEX"), and Transamerica Income Shares (collectively referred to as the "Funds"). As investment advisor, the Company is responsible for providing investment management and administrative services to the portfolios of the Funds, including selecting the investment sub-advisors. As compensation for these services, the portfolios of the Funds pay the Company a monthly fee based on a percentage of the average daily net assets of each portfolio.

During 2002, the Company completed mergers with Endeavor Management Company
(EMC) and IDEX Management, Inc. (IDEX), both investment advisors and related parties. The transactions were accounted for similar to a pooling of interests. See Note 5.

BASIS OF PRESENTATION

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

INVESTMENTS IN SECURITIES

Pursuant to Statement of Financial Accounting Standards (SFAS) No. 115, Accounting for Certain Investments in Debt and Equity Securities, the Company designated its investment in the Fund as "available-for-sale". Available-for-sale securities are reported at market value and unrealized gains and losses on these securities are included directly in stockholders' equity, net of related deferred income taxes. The specific identification method is used in determining realized gains and losses.

                     AEGON/Transamerica Fund Advisers, Inc.

                             (Dollars in thousands)

                                December 31, 2004

1.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

INVESTMENTS IN SECURITIES (CONTINUED)

At December 31, 2004, unrealized investment gains on the investments in the Funds of $1,377 were comprised of gross unrealized losses of $32 and gross unrealized gains of $1,409. At December 31, 2003 unrealized investment gains on the investment in the Funds of $746 were comprised of gross unrealized losses of $ 100 and gross unrealized gains of $846.

INVESTMENT ADVISORY AND MANAGEMENT FEES

Investment advisory and management fees earned in 2004, 2003, and 2002, are calculated at annual rates that range from 0.10% to 1.30% of the average daily net assets of the portfolios of the Funds. The investment advisory agreements also provide for the Company to reimburse the portfolios of the Funds to the extent that each of the portfolio's normal operating expenses (exclusive of breakage commissions, 12b-1 distribution fees, interest and taxes) exceed the expense limitation of the applicable portfolio.

The Company has entered into sub-advisory agreements with various companies to provide investment services to the portfolios of the Funds. As compensation, the Company pays the investment advisors fees ranging from 0.10% to 0.75% of the average daily net assets of the applicable portfolio.

CERTIFICATE OF DEPOSIT

The certificate of deposit is reported at cost.

GOODWILL

The Company adopted Statement No. 142, Goodwill and Other Intangible Assets (SFAS 142) in 2002. Under SFAS 142, goodwill is no longer amortized but is subject to annual impairment tests. Accordingly, the Company discontinued amortizing goodwill in 2002 and performed the required impairment tests, which resulted in no impairment write-offs during 2004, 2003 or 2002, respectively.

                     AEGON/Transamerica Fund Advisers, Inc.

                             (Dollars in thousands)

                                December 31, 2004

1.       SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DEFERRED INCOME TAXES

Deferred income tax assets or liabilities are computed based on the difference between the financial statement and income tax bases of assets and liabilities using the enacted marginal tax rate. Deferred income tax expenses or credits are based on the changes in the asset or liability from period to period, excluding deferred tax assets or liabilities applicable to unrealized gains and losses on available-for-sale securities, which are included as a component of accumulated other comprehensive income.

FINANCIAL INSTRUMENTS

The Company's assets and liabilities include various items that meet the definition of financial instruments and require disclosure of their related fair value. Due to the nature of the Company's financial instruments, management does not believe the fair value of such assets and liabilities differ materially from those carrying values included herein.

2.       INCOME TAXES

The Company files consolidated federal and state income tax returns with certain affiliates. Under the terms of a tax-sharing agreement, each member of the group has agreed to pay its proportionate share of income taxes calculated on a separate return basis, except that tax credits and net operating loss carryforwards are determined on the basis of the consolidated group.

The provision for income taxes consists of the following for the years ended December 31:

                                   2004              2003            2002
                                 --------          --------        --------
        Federal                  $ 29,902          $ 23,902        $ 12,872
        State                       4,704            (1,527)          1,445
                                 --------          --------        --------
                                 $ 34,606          $ 22,375        $ 14,317
                                 =========         ========        ========

Deferred income taxes have been established by each member of the consolidated group based upon temporary differences within each entity. Deferred income taxes arise primarily from differing methods used to account for unrealized gains (losses) on the Company's investment portfolio, amortization of goodwill and future payments to a former officer.

                     AEGON/Transamerica Fund Advisers, Inc.

                             (Dollars in thousands)

                                December 31, 2004

2.       INCOME TAXES (CONTINUED)


Net deferred income taxes are comprised of gross deferred income tax assets of $ 6 and gross deferred income tax liabilities of $ 1,865 at December 31, 2004. Net deferred income taxes are comprised of gross deferred income tax assets of $ 2 and gross deferred income tax liabilities of $ 1,176 at December 31, 2003.

Income tax expense for 2004 and 2002 differs from that computed at the applicable statutory federal income tax rate (35%) primarily due to state income taxes. Income tax expense for 2003 differs from that computed from that computed at the applicable statutory federal income tax rate (35%) primarily due to an overaccrual of taxes in the prior year.

3.       TRANSACTIONS WITH RELATED PARTIES

A majority of the administrative costs of the Company were absorbed by its parent company in 2004, 2003, and 2002.

During 2004, 2003, and 2002, the Company paid dividends of $39,459, $40,033, and $16,921 respectively, to WRL. During 2004, 2003, and 2002, the Company paid dividends of $11,130, $11,291,and $4,773, respectively to AUSA.

During 2004, 2003, and 2002, the Company had investment sub-advisory agreements with AEGON USA Investment Management, Inc., a related party, and the investment sub-advisor to one portfolio of the Funds. As compensation, the Company paid approximately $1,122, $634, and $862 to AEGON USA Investment Management, Inc. for the years ended December 31, 2004, 2003, and 2002 respectively.

During 2004, 2003, and 2002, the Company had investment sub-advisory agreements with Great Companies L.L.C., a related party, and the investment sub-advisor to six portfolios of the Funds. As compensation, the Company paid approximately $3,970, $2,562, and $1,765 to Great Companies L.L.C. for the years ended December 31, 2004, 2003 and 2002 respectively.

                     AEGON/Transamerica Fund Advisers, Inc.

                             (Dollars in thousands)

                                December 31, 2004

3.       TRANSACTIONS WITH RELATED PARTIES (CONTINUED)

During 2004, 2003 and 2002, the Company had an investment sub-advisory agreement with Transamerica Investment Management, L.L.C., a related party, and the investment sub-advisor to twenty-one portfolios of the Funds. As compensation, the Company paid approximately $18,080, $7,782, and $3,941 to Transamerica Investment Management, L.L.C. for the years ended December 31, 2004, 2003 and 2002.

The Company had an administrative services agreement with an affiliate, AFSG Securities Corporation, a wholly owned subsidiary of AUSA, for administrative services for IDEX during 2002. As compensation, AFSG Securities Corporation received 50% of the IDEX net investment management and advisory fee after deduction for goodwill amortization, through June 30, 2002. The company paid $7,894 during 2002 in accordance with this agreement.

4.       COMMITMENTS

The IDEX Protected Principal Stock fund provides a guarantee to the shareholder against a falling equity market. The guarantee, which is made by ATFA, provides that if the shareholder's account value as of the guarantee maturity date is less than the remaining original principal invested by the shareholder, the shortfall will be credited to the shareholder's account. ATFA's guarantee to the fund's shareholders is supported financially by an agreement with an affiliated insurance company, Peoples Benefit Life Insurance Company (Peoples Benefit), whereby Peoples Benefit guarantees payment of ATFA's (or a successor investment adviser's) obligations to shareholders under the guarantee. ATFA pays Peoples Benefit a fee at the annual rate of 0.50% of the fund's average daily net value for this financial support. The Company paid $ 331, $326 and $171 in accordance with this agreement during 2004, 2003 and 2002 respectively.

The Company has an agreement (the Incentive Program) with a former officer of the Company, which provides for an annual payment of 0.01% of certain average assets under management for all variable assets issued with policy issue dates prior to January 1, 2000. The payments under this agreement are to continue until such time as the annualized payment as defined in the agreement is less than $ 25. The Company paid $ 143, $ 131, and $ 120 during 2004, 2003 and 2002, respectively, in accordance with the terms of this agreement. At December 31, 2004, 2003, and 2002, the amount of assets under management with policy issue dates prior to January 1, 2000 was $ 1,430,998, $1,422,133 and $ 1,269,741,
respectively.

                     AEGON/Transamerica Fund Advisers, Inc.

                             (Dollars in thousands)

                                December 31, 2004

4.       COMMITMENTS (CONTINUED)

As part of the termination agreement for the former officer referred to in the preceding paragraph, the Company agreed to make payments approximately equal to what the former officer would have expected to earn under the Incentive Program for expected 2000 sales. In accordance with this termination agreement, the Company estimated the present value of such payments at $ 400 and agreed to pay such amounts in four annual installments through 2003, including interest. The Company paid $143 and $128 in accordance with this agreement during 2003 and 2002, respectively.

The former Endeavor Management Company (See Note 5) was purchased by AUSA on July 23, 1999. In accordance with the terms of the Stock Purchase Agreement, AUSA agreed to make an additional payment (the Earn-Out) to the sellers in 2004. The Earn-Out is 0.05% of the average quarterly difference between quarterly actual aggregate assets under management and quarterly expected aggregate assets under management of the Company as defined in the agreement. As the sum of all quarterly Earn-Out from the date of the agreement until December 31, 2003 was less than or equal to zero, no Earn-Out was paid.

5.       REGULATORY PROCEEDINGS

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual fund companies and their investment advisers. As part of an ongoing investigation regarding potential market timing, recordkeeping and trading compliance issues and matters affecting the Fund's investment adviser, ATFA (the "Adviser"), and certain employees and affiliates of the Adviser, the SEC staff has indicated that it is likely to take some action against the Adviser and certain of its affiliates at the conclusion of the investigation. The potential timing and the scope of any such action is difficult to predict. Although the impact of any action brought against the Adviser and/or its affiliates is difficult to assess at the present time, the portfolios currently believe that the likelihood that it will have a material adverse impact on them is remote. The Adviser and its affiliates are actively working with the SEC in regard to this matter; however, the exact resolution cannot be determined at this time. The Adviser will take such actions that it deems necessary or appropriate to continue providing management services to the portfolios and to bring all matters to an appropriate conclusion.

The Adviser and/or its affiliates, and not the portfolios, will bear the costs regarding these regulatory matters.

                     AEGON/Transamerica Fund Advisers, Inc.

                             (Dollars in thousands)

                                December 31, 2004

6.       BUSINESS COMBINATIONS

On January 8, 2002, the Company completed its merger with EMC, an investment advisor and related party. On July 18, 2002, the Company completed its merger with IDEX, also an investment advisor and related party. As these transactions were amongst related parties, the transactions were accounted for similar to a pooling of interests in accordance with APB 16 Business Combinations, and, accordingly, the historical financial statements of the Company have been restated to include the financial position, results of operations, and cash flows of EMC and IDEX for all periods presented.

                     AEGON/Transamerica Fund Advisers, Inc.

                             (Dollars in thousands)

                                December 31, 2004

6.    BUSINESS COMBINATIONS

On January 8, 2002, the Company completed its merger with EMC, an investment advisor and related party. On July 18, 2002, the Company completed its merger with IDEX, also an investment advisor and related party. As these transactions were amongst related parties, the transactions were accounted for similar to a pooling of interests in accordance with APB 16 Business Combinations, and, accordingly, the historical financial statements of the Company have been restated to include the financial position, results of operations, and cash flows of EMC and IDEX for all periods presented.

             Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
Transamerica Fund Advisors, Inc.
  (formerly known as AEGON/Transamerica Fund Advisers, Inc.)

We have audited the accompanying statements of financial condition of Transamerica Fund Advisors, Inc. (formerly known as AEGON/Transamerica Fund Advisers, Inc.) as of December 31, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transamerica Fund Advisors, Inc. at December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States.

                                                    ERNST & YOUNG LLP

Des Moines, Iowa
February 17, 2005